February 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Jason Drory, Esq., Office of Life Scuences

RE:	InspireMD, Inc. (the “Registrant”) – Request for Acceleration Registration Statement on Form S-1
File No. 333-252199

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P./Alliance Global Partners, as representative of the several underwriters, hereby joins in the request of the Registrant for the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, February 3, 2021, or as soon thereafter as reasonably practicable.

We hereby authorize Spencer G. Feldman of Olshan Frome Wolosky LLP, attorneys for the underwriters, to orally modify or withdraw this request for acceleration.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Tom Higgins
Name:	Tom Higgins
Title:	Managing Director